As filed with the Securities and Exchange Commission on January 8, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

New Oriental Education & Technology Group Inc.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.
4th Floor, 400 Madison Avenue,
New York, New York 10017
(212) 750-6474
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing ☐on

If a separate registration statement has been filed to register the deposited shares, check the following box.☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Common Share of New Oriental Education & Technology Group Inc.	200,000,000	$0.05	$10,000,000	$1162
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt filed herewith as Exhibit (a)(5) to this Registration Statement and also included as Exhibit A to the Supplement and Amendment No. 3 to Deposit Agreement included in Exhibit (a)(4) to this Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption			Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (15)

	(iii)	The collection and distribution of dividends	Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14) and (15)

	(v)	The sale or exercise of rights	Paragraphs (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3) and (4)

	(x)	Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2. AVAILABLE INFORMATION			Paragraph (12)

(b) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, New Oriental Education & Technology Group Inc. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Securities Act of 1934”) and, accordingly, files certain reports with the Securities and Exchange Commission (hereinafter called the "Commission"). Such reports and communications will be available for inspection and copying at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement by and among New Oriental Education & Technology Group Inc. (the "Company"), Deutsche Bank Trust Company Americas as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Form F-6 (File No. 333-136862), dated August 24, 2006 and incorporated herein by reference.

(a)(2)
Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder.  Previously filed as Exhibit (a)(2) to Form F-6Pos (File No. 333-136862) and incorporated herein by reference.

(a)(3)
Supplement and Amendment No. 2 to Deposit Agreement, dated as of August____, 2011, between the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder.  Previously filed as Exhibit (a)(2) to Form F-6Pos (File No. 333-176069) and incorporated herein by reference.

(a)(4)
Supplement and Amendment No. 3 to Deposit Agreement, dated as of April__, 2012, between the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder.  Previously filed as Exhibit (a)(4) to Form F-6Pos (File No. 333-176069) and incorporated herein by reference.

(a)(5)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(5).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e)

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among New Oriental Education & Technology Group Inc., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 8, 2015.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one common share of New Oriental Education & Technology Group Inc.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Director

By:	/s/James Kelly
Name:	James Kelly
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, New Oriental Education & Technology Group Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, People's Republic of China on January 8, 2015.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

POWERS OF ATTORNEY

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints Mr. Michael Minhong Yu and Mr. Louis T. Hsieh, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on January 8, 2015.

SIGNATURES

Signature	Title

/s/ Michael Minhong Yu	Chairman of the Board of Directors and Chief Executive Officer
Michael Minhong Yu

/s/ Louis T. Hsieh	Director, President and Chief Financial Officer
Louis T. Hsieh

/s/ Chenggang Zhou	Director and Executive Vice President
Chenggang Zhou

/s/ John Zhuang Yang	Director
John Zhuang Yang

/s/ Robin Yanhong Li	Director
Robin Yanhong Li

/s/ Denny Lee	Director
Denny Lee

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of New Oriental Education & Technology Group Inc. has signed this Registration Statement in New York, New York, on January 8, 2015.

Authorized U.S. Representative

By:	/s/ Giselle Manon
Name:	Giselle Manon
Title:	Service of Process Officer, Law Debenture Corporate Services Inc.

INDEX TO EXHIBITS

Exhibit Number
(a)(5) Form of American Depositary Receipt (d) Opinion of counsel to the Depositary as to the legality of the securities to be registered (e) Rule 466 Certification